Jatin Dalal Chief Financial Officer Wipro Limited Performance for the Quarter ended September 30, 2020 Exhibit 99.2

IT Services $ Revenue Mn Gross Revenue in INR Mn *Non-GAAP measures walk has been provided in the annexure Revenue for the quarter QoQ & YoY growth on Constant Currency* basis is 2.0% & -3.4%

IT Services Operating Margin IT Services operating margin refers to our segment results Operating Profit (Wipro Ltd.) in INR Mn Operating Margin for the quarter

Net Income in INR Mn Net income refers to the profit attributable to equity share holders of the company Earnings per share in INR Net Income for the quarter

Cash Flow Metrics for the quarter Operating Cash flow in INR Mn Free Cash flow in INR Mn* *Non-GAAP measures walk has been provided in the annexure Operating Cash Flow is at 179.0% of Net Income Free Cash Flow is at 163.9% of Net Income

Other highlights for the quarter Gross Utilization is at 76.4% for Q2’21 Offshore revenue mix is at 50.4% for Q2’21 Voluntary Attrition on LTM basis has reduced to 11.0% Localization in US now at 71.9% Hired about 12,000 employees which includes onboarding of 3,000 freshers in Q2’21

QoQ growth 1.5% to 3.5% We expect the revenue from our IT Services business to be in the range of $2,022 million to $2,062 million* *    Outlook is based on the following exchange rates: GBP/USD at 1.31, Euro/USD at 1.18, AUD/USD at 0.72, USD/INR at 73.84 and CAD/USD at 0.75 Outlook for quarter ending December 31, 2020

The Board of Directors approved a buyback proposal, subject to the approval of shareholders through postal ballot, for purchase by the company of up to 237.5 million equity shares of ₹2 each (representing 4.16% of total paid up equity capital) from the shareholders of the company on a proportionate basis by way of a tender offer. The buyback price is ₹400 ($5.41) per equity share payable in cash for an aggregate amount not exceeding ₹95 billion ($1.3 billion1) Capital Allocation Note 1: The amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = 73.54, as published by the Federal Reserve Board of Governors on September 30, 2020.

Thank You

Reconciliation of selected GAAP measures to Non-GAAP measures (1/2) Reconciliation of Gross Cash as of September 30, 2020 Reconciliation of Free Cash Flow for three months and six months ended September 30, 2020

Reconciliation of selected GAAP measures to Non-GAAP measures (2/2) Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn): Three Months ended September 30, 2020 IT Services Revenue as per IFRS $1,992.4 Effect of Foreign currency exchange movement $ (32.9) Non-GAAP Constant Currency IT Services Revenue based on $1,959.5 previous quarter exchange rates Three Months ended September 30, 2020 IT Services Revenue as per IFRS $1,992.4 Effect of Foreign currency exchange movement $ (12.9) Non-GAAP Constant Currency IT Services Revenue based on $1,979.5 exchange rates of comparable period in previous year